Exhibit (a)(4)

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January 30, 2005


TO:          UNIT HOLDERS OF CAROLINA INVESTMENT PARTNERS, LP

SUBJECT:      EXTENDING OFFER TO PURCHASE UNITS

Dear Unit Holder:

We are amending the Offer to Purchase and related Letters of Transmittal sent to you on December 29, 2005, (the "Offer"), which was made by the Purchasers identified in the Offer. The Purchasers are offering to purchase up to 1,450 Units of limited partnership interest (the "Units") in CAROLINA INVESTMENT PARTNERS, LP (the "Partnership") at the Offer Price of:

                                $325.00 per Unit
                                ----------------

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in CAROLINA INVESTMENT PARTNERS, LP without the usual transaction costs associated with market sales or partnership transfer fees.

The Purchasers are extending the Expiration Date to February 17, 2006. You can view the Offer materials as amended on our website at www.mpfi.com (Click on MPF Tenders) or by calling us at the number below.

After carefully reading the Offer as amended, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                         MacKenzie Patterson Fuller, LP
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

We are also making the additional disclosures on the following page. If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) February 17, 2006.


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We are amending Section 11 of the Offer by appending thereto the following: The
Purchasers were formed solely for the purpose of investing in securities and have no other business operations. Some of the entities managed by MacKenzie Patterson Fuller, Inc. were formed as early as 1982, while many have been formed within the last few years. Further information can be obtained from the California Secretary of State at http://www.ss.ca.gov/business/business.htm. The Purchasers are finite life entities (most terminate in 2099), and most of the Purchasers do provide their investors the opportunity to vote to liquidate the investment fund after five years if a majority of the investors so desire. The Purchasers are advised by MPF Advisers, Inc., an investment adviser registered with the Securities and Exchange Commission. More information on the investment adviser can be obtained from the SEC's investment adviser database at http://www.adviserinfo.sec.gov or at the SEC's offices. The adviser advises over fifty investment funds with over $100 million in assets. The adviser employs a team of 13 people whose focus is on research and analysis of real estate securities. The adviser chooses investments for these funds by selecting securities that it believes own assets that are worth substantially more than the price for which the securities can be acquired, such as through tender offers like this Offer. Generally, the adviser selects securities of issuers that own and/or operate real estate, from office properties to skilled nursing facilities to developable land. The adviser advises the Purchasers to purchase assets with an anticipated exit strategy within the investment objectives of the client (thus, newer funds may purchase securities where liquidation of the partnership may not occur in the near term). The Manager of the Purchasers is responsible for ultimately making the investment decision and executing the purchase, after consideration of other factors such as available capital, diversity of portfolio securities, risk factors, and investment objectives. The Purchasers arrived at the number of Units that they are offering to purchase in this Offer by considering the amount of capital they have to invest, the likely response rate to the Offer by limited partners, the size of the Partnership, and the number of Units already owned by them or their affiliates. The Purchasers expect to retrieve their original capital and appropriate returns from an investment in the Units when the Partnership sells the properties it owns and pays liquidating distributions to its limited partners. On occasion, the Purchasers may sell the securities they obtain prior to liquidation of the issuer if another party offers to purchase such securities at close to their value (such as another tender offer at a higher price). The Purchasers, as limited partners, do not generally take an active role in management or operations of the partnerships in which they invest. On occasion, the manager or general partner of the Purchasers will discuss operations with the general partners of the Partnerships in which they invest (for example, if we believe that the expenses are too high or if occupancy is low, we might inquire as the cause). On an annual basis, the adviser determines the net asset value of the securities owned by its clients in the same fashion as described in "Establishing the Offer Price" above.

Further, the Purchasers' general business strategy is to invest in limited partnerships where we believe a capital event may occur within a few years of our investment, such as a sale or refinancing of property owned by the Partnership. The adviser looks for indications that such events may occur, such as disclosures by a Partnership that a mortgage is coming due or an announcement that a property is being marketed for sale. In some cases, but infrequently, we may decide to take a more active role in seeking to have the partnership sell its assets, although we have no present intention to do so in this case. Please see "WHAT ARE THE PURCHASERS' FUTURE INTENTIONS CONCERNING THE PARTNERSHIP?" in our Offer. Although we have no information about the General Partner's timeframe for transferring Units, in our experience general partners will usually transfer units within 4-6 weeks of submission for transfer, or, if transfer is not permitted because of restrictions in the Partnership Agreement, it will confirm ownership and change the address for distributions within that timeframe. We pay for the units upon confirmation of transfer OR ownership and change of address. We do not wait for transfer if we are unable to transfer due to restrictions in the Partnership Agreement. If we were unable to transfer the units and the general partner refused to change the address for the tendering unitholder either pursuant to our power of attorney or pursuant to a request directly from the tendering unitholder, we and the tendering unitholder would seek to enforce our rights (the general partner would have no grounds to refuse to change the distribution address for a limited partner). In such an unusual case, we would pay for the units upon confirmation of ownership and proceed with the unitholder's help to enforce our rights. Section 5 is amended by adding the following: "Any material change in the terms of the Offer will be published, sent, or given to you in a manner reasonably designed to inform you of such change; in most cases we will mail you supplemental materials."

Please note that by accepting the Offer, as noted previously, you are agreeing to arbitrate any disputes with the Purchasers or the Depository and subjecting yourself to jurisdiction in California. However, by so doing, you are not waiving any of your rights under the federal securities laws or any rule or regulation thereunder.